Soulpower Acquisition Corporation

50 West 55th Street, 17th Floor, New York, New York 10019

March 28, 2025

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacie Gorman and Pam Howell

RE:	Soulpower Acquisition Corporation (the “Company”)
Registration Statement on Form S-1
Filed January 24, 2025, as amended
(File No. 333-284465) (the “Registration Statement”)

Dear Ms. Gorman and Ms. Howell:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:45 p.m. Eastern Time on April 1, 2025, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company’s securities counsel, Sichenzia Ross Ference Carmel LLP.

[Signature page follows]

Very truly yours,

Soulpower Acquisition Corporation

By:	/s/ Justin Lafazan
Name:	Justin Lafazan
Title:	Chief Executive Officer